Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: April 6, 2026

On April 6, 2026, Teamshares Inc. (“Teamshares”) issued a press release and made a related LinkedIn post in connection with the proposed business combination Live Oak Acquisition Corp. V (“Live Oak”) and Teamshares (the “Business Combination”).

Set forth below are copies of the press release and LinkedIn post.

Press release:

Apr 6, 2026 8:00 AM Eastern Daylight Time

Teamshares and Live Oak V File S-4

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NEW YORK--(BUSINESS WIRE)--Teamshares (the “Company”), a tech-enabled acquiror of SMEs and Live Oak Acquisition Corp. V (NASDAQ: LOKV, “Live Oak V”), a publicly traded special purpose acquisition company, today announced the filing with the U.S. Securities and Exchange Commission of their joint registration statement on Form S-4 (the “Registration Statement”) in connection with their proposed business combination.

The Registration Statement includes a preliminary proxy statement/prospectus and has not yet been declared effective. The information contained therein is subject to change.

As previously announced on November 14, 2025, Teamshares intends to become a publicly traded company through the proposed business combination.

At closing, the combined company is expected to operate as “Teamshares Inc.” and is expected to be listed on Nasdaq under ticker “TMS.” The proposed business combination remains subject to approval by Live Oak Acquisition Corp. V shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The proposed business combination is expected to close in Q2 of 2026.

About Teamshares

Teamshares is a tech-enabled acquiror of SMEs, intending to be a permanent home when founders retire. Part holdco, part fintech, Teamshares programmatically acquires companies with $0.5 to $5 million of EBITDA from retiring owners, integrates them with the Teamshares platform, and helps employees earn company stock. Founded in 2019, Teamshares operates subsidiaries with consolidated revenue of over $400 million across over 40 industries and 30 states.

About Live Oak Acquisition Corp. V

Live Oak Acquisition Corp. V (NASDAQ: LOKV) is the fifth SPAC sponsored by Live Oak Merchant Partners, an experienced team of operators and investors with a track record of successful public-market combinations. For more information, visit www.liveoakmp.com.

Additional Information About the Proposed Transaction and Where to Find It

This document relates to a proposed transaction between Teamshares and Live Oak V. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Live Oak V filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2026 containing a proxy statement/prospectus relating to the proposed business combination. After the registration statement is declared effective, Live Oak V will mail a definitive proxy statement/prospectus to its shareholders. Live Oak V also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decisions, investors and securityholders are urged to read the registration statement, proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC carefully because they will contain important information about Teamshares, Live Oak V, and the proposed transaction.

Copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Live Oak V will be available free of charge on the SEC’s website at www.sec.gov and on Live Oak V’s website at www.liveoakmp.com or by written request to Live Oak V at 4921 William Arnold Road, Memphis, Tennessee, 38117.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated benefits of the Potential Refinancing and the proposed transaction between Teamshares and Live Oak V, expected timing, future financial and operating performance, and strategic plans, including the Potential Refinancing and the proposed transaction between Teamshares and Live Oak V, and statements regarding the benefits of the transactions, the anticipated timing of the transactions, the services offered by Teamshares and the markets in which it operates, and Teamshares’ projected future results. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions, including the Potential Refinancing and the proposed business combination, may not be completed in a timely manner or at all, which may adversely affect the price of Live Oak V’s securities, (ii) the risk that the proposed business combination may not be completed by Live Oak V’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Live Oak V, (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the agreement and plan of merger by the shareholders of Live Oak V and Teamshares, the satisfaction of the minimum trust account amount following redemptions by Live Oak V’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction between Teamshares and Live Oak V, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transactions, including the Potential Refinancing and the proposed transaction between Teamshares and Live Oak V, on Teamshares’ business relationships, performance, and business generally, (vii) risks that the Potential Refinancing or the proposed transaction between Teamshares and Live Oak V disrupt current plans of Teamshares and cause potential difficulties in Teamshares employee retention, (viii) the outcome of any legal proceedings that may be instituted against Teamshares or against Live Oak V related to the Potential Refinancing, the agreement and plan of merger or the proposed transaction between Teamshares and Live Oak V, (ix) the ability to maintain the listing of Live Oak V’s securities on the Nasdaq Stock Market, (x) volatility in the price of Live Oak V’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Teamshares plans to operate, variations in performance across competitors, changes in laws and regulations affecting Teamshares’ business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Refinancing and the proposed transaction between Teamshares and Live Oak V, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive and (xii) risks related to changes in general economic and geopolitical conditions. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Live Oak V’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by Live Oak V from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to place undue reliance on these statements, which speak only as of the date they are made. Neither Teamshares nor Live Oak V undertakes any obligation to update or revise forward-looking statements, except as required by law. Neither Teamshares nor Live Oak V gives any assurance that either Teamshares or Live Oak V will achieve its expectations. Additional factors that could cause actual results to differ materially will be described in the “Risk Factors” section of the Form S-4 and Live Oak V’s other filings with the SEC.

Participants in the Solicitation

Live Oak V and the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Live Oak V’s shareholders in connection with the proposed business combination. A list of the names of the directors and executive officers of Live Oak V and information regarding their interest in the proposed business combination will be contained in the proxy statement/prospectus when available. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Live Oak V’s shareholders in connection with the proposed business combination, including the names and interests of the Company’s directors and executive officers, will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is was filed by Live Oak V and the Company with the SEC on April 3, 2026. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under applicable securities laws.

Contacts

Investor Relations: Investors@teamshares.com
Press: Press@teamshares.com

LinkedIn post:

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares filed a Registration Statement on Form S-4 with the SEC on April 3, 2026, including a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

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